EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, effective as of December 9, 2007, is made and entered into by and between OLD MUTUAL FUNDS I, a business trust organized under the laws of the State of Delaware (the “Trust”), and OLD MUTUAL CAPITAL, INC., a Delaware corporation (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Old Mutual Analytic Defensive Equity Fund (the “Fund”), pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”);

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW THEREFORE, the Trust and the Adviser hereby agree as follows:

1.        The Adviser hereby agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and to make any additional payments to the extent necessary to limit the total annual fund operating expenses (inclusive of management fees and other expenses; exclusive of brokerage costs, interest, taxes, dividend and interest expense on short sales, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) (“Operating Expenses”) of each Fund to an annual rate (as a percentage of the Fund’s average daily net assets) as set forth on Schedule A (“Expense Limit”) for the period from the effective date of this Agreement through December 31, 2008.

2.        The Trust agrees to pay the Adviser the amount of advisory fees that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement and reimburse any additional payments remitted by the Adviser (the “Deferred Expenses”), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the Operating Expenses of the Fund, without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) less than the Expense Limit for payments made through the period ending December 31, 2008. Furthermore, the amount of Deferred Expenses paid by the Fund in any subsequent month shall be limited so that the sum of (a) the amount of such payment and (b) the other Operating Expenses of the Fund do not exceed such rate as may be agreed upon from time to time for payments made after December 31, 2008. Deferred Expenses shall not be payable by the Fund to the extent that the amounts payable by it pursuant to the immediately preceding two sentences are not sufficient to pay such Deferred Expenses. All payments for Deferred Expenses shall be made within three years after the year in which the Adviser incurred the expense. In no event will the Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

3.        This Agreement shall continue in effect until December 31, 2008. This Agreement may be amended or continued beyond December 31, 2008 only if agreed to in writing by both parties.

4.        A copy of the Declaration of Trust establishing the Trust is on file with the Secretary of the State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date written below.

OLD MUTUAL FUNDS I	OLD MUTUAL CAPITAL, INC.

By: /s/ Julian F. Sluyters	By: /s/ Mark E. Black

Name: Julian F. Sluyters	Name: Mark E. Black
Title: President	Title: Chief Financial Officer
Date: 12-09-07	Date: 12-09-07

SCHEDULE A

Effective December 9, 2007

Old Mutual Analytic Defensive Equity Fund

Class of Shares	Expense Limit

Class A	1.55%
Class C	2.30%
Class Z	1.30%
Institutional	1.25%